Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

April 14, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund

Amendment No. 11 to Registration Statement on Form N-2

Filed March 4, 2025

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain oral and written comments provided by the accounting division of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 28, 2025 and April 8, 2025, with respect to the above-referenced Amendment No. 11 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letters to the Staff dated March 4, 2025 (the “Comment Response Letter(s)”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 12 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and follow each comment with the Fund’s responses thereto.

I.	SEC Accounting Comments Received March 28, 2025 to N-2 Registration Statement

1.

Prior to the Table of Contents, the Fund discloses that it may own certain wholly-owned subsidiaries. Please confirm that the Fund will consolidate the wholly-owned subsidiaries and that all costs associated with the wholly-owned subsidiaries are included in the Fee Table, if any are expected to be formed within the first year of the Fund’s formation.

The Fund confirms that the assets and liabilities of any wholly-owned subsidiaries will be consolidated with those of the Fund and that the costs, if any, associated with formation and maintenance of wholly-owned subsidiaries are included in Item 8 of the Fee Table; we note that the Fund does not currently anticipate forming any wholly-owned subsidiaries within the first year of operations.

April 11, 2025

2.

Page 3 of the Registration Statement includes the statement “The Manager believes that life expectancy is one of the most important factors. . . however, consistent with industry practice, the Manager expects to use a single life expectancy provider as its primary life expectancy provider.” Please remove “consistent with industry practice.”

Please see page 3 of the Revised Registration Statement, where “consistent with industry practice” has been deleted.

II.	SEC Legal Comments Received April 8, 2025 to the March 4, 2025 Response Letter

3.

Please confirm that the investment in assets with voting rights, such as Mortality Contracts issued by mutual or fraternal issuers, which have nominal voting rights, would not exceed 10% of the issuer’s outstanding voting securities.

The Fund confirms that it will at no time hold more than 10% of the outstanding voting securities of an issuer. To the extent that it acquires securities that have voting rights, such as variable Mortality Contracts issued by a mutual or fraternal insurance company, such contracts will represent a de minimus portion of the total policies (and as such the total membership voting rights) of such insurance company. As a part of its overall risk management function, the Manager will monitor to ensure that the Fund does not have exposure to any issuer in excess of 10% of the total voting securities of such issuer.

4.

The Fund states that no Mortality Contract will be registered for resale under the Federal Securities Law. Staff notes that the disclosure on the Cover Page states that “when a Mortality Contract matures or is sold, the Fund intends to distribute the proceeds to its shareholders.” Please supplementally explain whether registration for resale is not required in connection with the sales disclosed in the N-2.

The Fund confirms that it does not expect, and will not be required, to register for resale any Mortality Contracts in connection with the sales of Mortality Contracts referenced in the N-2. Any Mortality Contracts that are securities will be sold pursuant to exemptions from registration, primarily utilizing exemptions available for private placements. We note that tertiary sales of Mortality Contracts are usually effected in a marketplace with sophisticated and experienced Mortality Contract investors pursuant to Rule 506 under the Securities Act of 1933, as amended.

5.

The Response states that “the Fund may invest in certain structured finance products, which are securities”. Then it states “structured finance products are privately constructed pools of assets that generally are not registered securities.” The Fund then states that “the Fund does not expect that any structured finance products in which it invests would be registered [as securities] under the ’33 Act or ’34 Act.” This is potentially confusing. Please tell us the intent of the Fund with respect to investing in structure finance products and also add a brief description of the structured finance products in the discussion of the Investment Strategy section and not only in the risk factors section. Please also supplementally explain generally who the counterparties are for such structured finance products, whether the Fund has already identified such counterparties, and how the associated fees and expenses of these products might impact performance.

April 11, 2025

While some structured finance products themselves can be securities, the underlying assets, such as Longevity Assets, held by such structured finance products are generally not expected to be securities.

The Fund further expects that, by and large, structured finance products in which it invests will offer their interests through private placements such as described in Section 4(a)(2) of the Securities Act or in the form of collateralized structured notes.

The intent of the Fund to also invest in structured finance products, as described above, rather than directly investing in the underlying assets is to have the flexibility to manage risk and gain access to pools of Longevity Assets that it otherwise could not access directly.

III.	SEC Chief Counsel Office and Chief Accounting Office Received April 8, 2025 to the March 4, 2025 Response Letter

6.

Please either confirm that CFCs will not be counted as investment securities for purpose of determining the Fund’s status as an investment company under Section 3(a)(1) of the 1940 Act or explain why the CFCs should count as an investment security under Section 3(a)(2) of the 1940 Act.

We confirm that the Fund’s interests in a CFC, if any, will not be included as “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) for purposes of determining the Fund’s status as an investment company under Section 3(a)(1) of the 1940 Act. The Fund expects that it will hold in excess of forty percent (40%) of its assets in investment securities without counting interests in a CFC, if any.

7.	In calculating the Management Fee, please disclose that the Fund will use a market quotation first, but if not readily available, then the Fund will use fair value, if accurate.

The Fund confirms that for purposes of calculating the Management Fee, the Fund will first seek to use a market quotation to the extent available. Only if a market quotation is not available will the Fund utilize the fair value determination disclosed. The Fund has provided this disclosure on page 7 of the Revised Registration Statement accordingly.

8.

Please supplementally tell us what Lapetus’s incentive to provide whatever values the manager wants in order to keep the manager’s business. Corp. Fin. Release IC-34128 from January 6, 2021 – it says “we believe that the conflict is not one from a particular investment adviser, but that a pricing service would provide higher estimates to retain business.”

There are several key reasons why the Manager does not have an incentive to influence Lapetus’ valuations of Mortality Contracts.

April 11, 2025

First, Lapetus is set to charge the Manager a fixed, market-level rate per Mortality Contract. Thus Lapetus does not have an economic incentive to produce results that are any different whether a life expectancy is commissioned by the Manager or another client. Moreover, frequently multiple market participants commission life expectancies from Lapetus on the same Mortality Contracts and the same time (e.g. one for a buyer and one for a seller). If Lapetus were to furnish diverging reports to different parties, such an unsavory business practice would be quickly uncovered.

Second, the Manager’s compensation based upon valuation of Mortality Contracts is capped at the lesser of (i) the purchase price plus premium paid thereon or (ii) any write-down below the amount set forth in section (i). Therefore, an artificially reduced or increased life expectancy report (which would when added to other factors to determine the value of a Mortality Contract) would add little to no value to the Manager’s compensation. Moreover, life expectancy while highly valuable, is only one of the factors used to determine the value of a Mortality Contract. As a result, the Manager is not incentivized to seek artificially reduced or increased life expectancies on its insureds to increase its management fee, since the Manager will not earn increased management fees as a result.

Third, the Manager relies on the same Lapetus life expectancy estimates as part of its overall evaluation to determine whether to buy, sell, or hold a Mortality contract. Lapetus is not aware of the Manager’s proposed use of the life expectancy information. For this reason, an inaccurate life expectancy report would frustrate the Manager’s ability to properly trade its assets. Therefore, the Manager requires the most accurate life expectancy estimates to assist the Manager’s evaluation of the value of the Mortality Contract.

9.

In Comment 13(2), at the end of the first paragraph under (ii) – the Fund states that using multiple different LE providers would result in reduced accuracy:—Please confirm to us that the result of the fair value process, including the LE inputs is to obtain “the price that would be received to sell the assets. . . in an orderly transaction between market participants at the measurement date” within the meaning of ASC 820 and that using the single LE provider Lapetus serves that goal and is not expected to result in assets being valued at a price greater than what could be obtained in an orderly transaction between market participants at the measurement date.

The Fund confirms that the goal of the fair value process, including application of the life expectancy estimate from a single life expectancy provider (i.e. Lapetus) is to obtain “the price that would be received to sell the assets. . . in an orderly transaction between market participants at the measurement date” within the meaning of ASC 820. The use of a single LE provider is not expected to result in assets being valued at a price greater than what could be obtained in an orderly transaction between market participants at the measurement date. Only with accurate life expectancy information can the Manager determine whether the proposed transaction price is beneficial (i.e., potentially profitable) to the Fund.

IV.	SEC Chief Counsel Office and Chief Accounting Office Comments Received April 8, 2025 – N-2 Comments

10.

Please revise the “Investment Strategy” section for clarity. For example, the revised disclosure states that the Fund will invest in structured products related to Mortality Contracts and Longevity Assets, but Mortality Contracts are defined as a subset of Longevity Assets.

April 11, 2025

Please see the cover page of the Registration Statement where the reference to bonds has been removed. The Fund anticipates investing in structured finance products only where such structured finance products primarily hold fixed Mortality Contracts and matched Annuity Contracts.

11.

Please revise the first sentence in the disclosure under Investment Strategy, as the language seems a bit confusing. Appears there was an errant reference to “certain structured finance projects which invest primarily in Longevity Assets and bonds.”

Please see the cover page and page A-3 of the Revised Registration Statement that has been revised as follows:

The Fund has adopted a fundamental policy that, under normal market conditions, will require the Fund to invest at least 25% of its total assets in Longevity Assets (including structured products collateralized by Longevity Assets), and other investments with similar economic characteristics.

The Fund confirms that it will not be investing in structured finance products that invest primarily in bonds. The Fund intends to invest in structured finance products where the pools of assets held by such structured finance products are composed primarily of Mortality Contracts and matched Annuity Contracts.

12.	Please disclose the specific kinds of bonds the Fund intends to invest in and provide related risk disclosure.

The Fund confirms that it will not be investing primarily in bonds. The Fund may invest in US Treasury bonds for liquidity and potentially defensive purposes.

13.	Please also consider further disclosing how the Fund is allocating its investments.

The Fund believes that its current disclosure that it will investment primarily in “an actively managed, large and diversified portfolio of “Longevity Assets,” consisting primarily of “Mortality Contracts” and to a lesser extent, “Annuity Contracts,” and certain structured finance products that hold Longevity Assets as their principal investments” accurately reflects the intended investment mandate of the Fund.

Consistent with this disclosure, the Fund’s goal is to invest up to 80% of its assets into Longevity Assets, with an additional goal to ensure that at least 40% of its assets qualify as investment securities.

14.

Disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. (Tell the registrant what “primarily controlled” means per description above.) See alternative disclosure comment in item 3 below for funds that define “subsidiary” as including only wholly-owned subsidiaries and/or majority-owned subsidiaries.

Please see the cover page and pages A-27 and A-28 of the Revised Registration Statement that has been updated to disclose that Subsidiaries are “wholly-owned by the Fund.”

April 11, 2025

15.	Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Please see the cover page of the Revised Registration Statement under “Wholly-Owned Subsidiaries” where the Fund discloses that the Fund and any Subsidiaries will be viewed on a consolidated basis with respect to Section 8 of the Investment Company Act.

16.

Disclose that the fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Please see the cover page of the Revised Registration Statement under “Wholly-Owned Subsidiaries” where the Fund discloses that the Fund and any Subsidiaries will be viewed on a consolidated basis with respect to Section 18 of the Investment Company Act.

17.

Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Please see the cover page of the Revised Registration Statement under “Wholly-Owned Subsidiaries” where the Fund has added the following disclosure:

Any adviser to the Fund or its Subsidiaries will comply with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts as an investment adviser under Section 2(a)(20) of the 1940 Act. In addition, to the extent applicable to the investment activities of a Subsidiary, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund. Compliance with the Fund’s investment restrictions generally will be measured on an aggregate basis in respect of the Fund’s and the Subsidiary’s portfolios. Any Subsidiary will comply with the 1940 Act provisions governing affiliate transactions and custody of assets. The Fund will the sole shareholder of each Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors. By investing in a Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. No Subsidiary will be registered under the 1940 Act and, unless otherwise noted in the SAI, is not subject to all of the investor protections of the 1940 Act.

18.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Please see the cover page of the Revised Registration Statement under “Wholly-Owned Subsidiaries” where the Fund discloses that the Fund and any Subsidiaries will be viewed on a consolidated basis with respect to Section 17 of the Investment Company Act. As the Fund has not yet formed any Subsidiaries, there are currently no custodians identified to hold Subsidiary assets.

April 11, 2025

19.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Please see our response to Comment 23 above, the Fund confirms that the principal investment strategies and principal risk disclosure reflects the aggregate operations of the Fund and any Subsidiaries (to the extent formed) as the Subsidiaries will invest in line with the Fund.

20.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

The Fund confirms that the financial statements of the Subsidiaries, if any, will be consolidated with the financial statements of the Fund.

21.

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Fund confirms that any Subsidiary, to the extent formed, will agree to the inspection by the Staff of such Subsidiary’s books and records, and that such books and records will be maintained in accordance with Section 31 of the Investment Company Act and the Rules thereunder.

22.

Please disclose that the fund [does not/does not currently intend] to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the fund.

We confirm that the Fund does not currently intend to create or acquire control of any entity that engages primarily in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

23.	Please include what the structured finance products are. Are these derivatives? CDOs? ABS? Short-dated treasury bills? Please provide additional disclosure regarding these investments.

Please see page 1 of the Revised Registration Statement that has been updated to provide that “the Fund may invest in structured finance products by purchasing ownership interests in an entity in which the primary collateral are a pool of Longevity Assets.” These structured finance products will not be collateralized debt obligations or other forms of derivates. They may be considered asset backed securities, with the assets being pools of Longevity Assets. As part of cash management, these structured products may have cash reserve accounts that can be invested in money market type instruments, short-term treasury bonds, investment grade asset backed securities bonds or other forms of securities that would fall under a generally accepted cash equivalents definition.

April 11, 2025

24.

The Registration Statement provides that “the Fund may also invest in short-dated treasury bills and money market funds for cash management purposes.” Please consolidate with the discussion of the Fund’s investments. Also, is the reference to bonds supposed to encompass short-term treasury bills and money market funds, or is that something different? Is it possible that the Fund is making this disclosure as part of a temporary defensive strategy? If so please provide separate disclosure and identify it.

Please see page 2 of the Revised Registration Statement that has been revised as follows:

The Fund may invest in short-dated Treasuries and money market funds for cash management purposes. Investment in short-dated Treasuries and money market funds may also be used as a temporary defensive strategy in the event of market disruptions.

25.	Please disclose the name of the sponsor the first time this defined term is used.

Please see the cover page of the Revised Registration Statement where Sponsor has been defined.

26.	Please consider consolidating the discussion under “Investment in Private Funds” about potential investments in private funds in the discussion of the Fund’s investment strategy.

Please see page 7 of the Revised Registration Statement where the section “Investment in Private Funds” has been deleted. The Fund confirms that it does not currently anticipate investing in private funds.

27.

Please include corresponding risk disclosures for the assets identified as part of the Fund’s investment strategy, including structured finance products, bonds, short-dated treasury bills and money market funds, to the extent not already disclosed.

Please see page 36 of the Revised Registration Statement which includes disclosure with respect to structured financial products. As noted above and in the Revised Registration Statement, the structured financial products are expected to primarily hold pools of Mortality Contracts, and as such the risks with respect to the pools of assets held in the structure financial products would mirror those applicable to the Mortality Contracts held directly by the Fund. Any investment structured finance product would comply with the Fund’s fundamental policies, on an aggregated basis with the Fund’s investments.

We have deleted references to investment in bonds in the Revised Registration Statement. In addition, the Fund has included the following risk factors in the Revised Registration Statement on page 36:

Government Securities Risk. The Fund may invest in securities issued or guaranteed by the U.S. government. U.S. Treasury bonds, notes, and bills are backed by the full faith and credit of the U.S. government as to payment of principal and interest and are generally viewed as the highest quality government securities.

April 11, 2025

Money Market Instruments. The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities such as money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Manager deems appropriate under the circumstances. In addition, the Fund or a private investment fund in which the Fund invests, including but not limited to private debt funds and private real estate funds managed by unaffiliated institutional asset managers, or a public investment fund in which the Fund invests managed by unaffiliated institutional asset managers, may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation.

28.	Please align with the discussion about the Fund’s investment strategy, including the use of structured finance products, bonds, short-dated treasury bills and money market funds.

Please see the cover page of the Revised Registration Statement that has been revised as follows:

Investment Objectives and Policies. The Fund’s investment objectives are to realize long term appreciation and current income by investing primarily in Mortality Contracts, controlled foreign subsidiaries that hold fixed Longevity Assets and structured finance products that are collateralized by in Longevity Assets. The Fund may also invest in short-dated treasury bills and money market funds for cash management purposes. The Fund intends to invest its cash position in instruments generally accepted as cash equivalents to realize some level of return commensurate with a low risk profile and liquidity needs such that the Fund will be able to use this cash to fund any withdrawal requests and to purchase Mortality Contracts.

29.

The Registration Statement provides that “Fund plans, under normal market conditions, to invest at least 25% of its total assets in Longevity Assets, and other investments with similar economic characteristics. The Fund may invest in a wide range of Longevity Assets including Mortality Contracts and Annuity Contracts. The Fund has adopted a fundamental investment policy regarding industry concentration, pursuant to which the Fund may not: concentrate its investments in any particular industry, as that term is used in the Investment Company Act; provided, that the Fund will be concentrated in Longevity Assets as the Fund will invest at least 25% of its total assets in Longevity Assets related assets, which for purposes of this investment restriction the Fund will treat as an industry or group of industries.” Please disclose this in the Prospectus in the discussion of the Fund’s Investment Strategy and that it is a Fundamental Policy of the Fund.

April 11, 2025

Please see the cover page of the Revised Registration Statement that has been revised as follows:

Investment Strategy. The Fund has adopted a fundamental policy that, under normal market conditions, will require the Fund to invest at least 25% of its total assets in Longevity Assets (including structured products collateralized by a pool of Longevity Assets), and other investments with similar economic characteristics. The Fund may invest in a wide range of Longevity Assets including Mortality Contracts and Annuity Contracts. The Fund has also adopted a fundamental investment policy regarding industry concentration, pursuant to which the Fund may not: concentrate its investments in any particular industry, as that term is used in the Investment Company Act; provided, that the Fund will be concentrated in Longevity Assets as the Fund will invest at least 25% of its total assets in Longevity Assets related assets, which for purposes of this investment restriction the Fund will treat as an industry or group of industries.

Under normal circumstances the Fund intends to deploy the proceeds of this offering into an actively managed, large and diversified portfolio of “Longevity Assets,” consisting primarily of “Mortality Contracts” and to a lesser extent, “Annuity Contracts.” and certain structured finance products that are issued with respect to pools of Longevity Assets,”. “Mortality Contracts” consist of non-variable and variable individual life insurance contracts. These Mortality Contracts can include various features, including (i) a return of premium feature (where upon the mortality of the underlying insured, the beneficiary will received the greater of the death benefit or a return of the premiums paid thereon), (ii) the right to convert from a term policy to a universal life policy, and (iii) outstanding policy loans taken by prior beneficiaries. Each of these factors is considered in determining the valuation of such policy. “Annuity Contracts” include individual annuities and individual single premium income annuities, and variable annuities. Mortality Contracts provide revenue when sold or at maturity, and generally do not pay dividends. Their fair value can increase or decrease as a function of the sum of paid and future premium versus life expectancy of the named insured. An annuity is an insurance product entitling the annuitant to a series of periodic payments based upon a fixed or variable rate of return usually until the death of the named insured. The Fund may purchase Annuity Contracts that pay distributions whether or not matched to the future cashflow needs, including premium obligations of Mortality Contracts. or quarterly share repurchase obligations. The Manager expects that investments in the Longevity Assets will provide (i) current income from the sale and maturity of Mortality Contracts that will be distributed quarterly as and when available and Annuity Contract to pay premium on Mortality Contracts and to fund requirements for cash flow needs such as quarterly share repurchases, and (ii) appreciation on Mortality Contracts as they approach maturity. The Fund intends to purchase Mortality Contracts in the open, tertiary (defined on page 5 below) market at a discount to face value. The Fund intends to acquire Annuity Contracts directly from insurers. The Fund’s objective is to acquire Mortality Contracts at valuations it believes will appreciate over time and will provide positive returns on investment. When a Mortality Contract matures or is sold, the Fund intends to distribute the proceeds to its shareholders, less any amounts deemed appropriate to be retained for future investment, or cash flow needs such as purchases of additional Longevity Assets, fees, expenses and share repurchases. See our “DISTRIBUTION POLICY” at page 51. The fair value of Mortality Contracts generally appreciate appreciates as the policyholders age and the Fund’s expenses to maintain a Mortality Contract increase if the policyholder lives longer than the expected life span due to the requirement to continue to pay premium to keep the Mortality Contract in force. The Fund may invest in short-dated treasury bills and money market funds for cash management purposes. The Fund intends to invest its cash position to realize some level of return commensurate with a low risk profile and liquidity needs such that the Fund will be able to use this cash to fund any withdrawal requests quarterly share repurchase obligations and to purchase Mortality Contracts.

April 11, 2025

Temporary Strategies

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions. For example, the Fund may hold a portion of its assets in cash and cash equivalent instruments. As a result, the Fund may not achieve its investment objective. If the Fund acquires securities of money market funds or equivalent cash management instruments, the shareholders of the Fund will be subject to duplicative management fees and other expenses.

30.	Please provide the information required by Item 19 of Form N-2, including the name and address of the control person, and the effect of such control on the voting rights, etc. See Item 19 of Form N-2.

Please see page A-15 of the Revised Registration Statement that has been revised as follows:

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of the date of this SAI, the Sponsor has invested $2,500,004 into the Fund and holds beneficial and record ownership of 100% of the issued and outstanding equity interests of the Fund. The Sponsor is a Delaware limited liability company. At the initial offering price of $10.00 per share, the Sponsor holds approximately 25,000 Fund shares.

The Sponsor is a wholly-owned subsidiary of Abacus Global Management, Inc., a Delaware corporation, whose shares are publicly traded on the NASDAQ:ABL (“ABL”). ABL is deemed to indirectly control the Fund.

The Manager may be deemed to control the Fund pursuant to the terms of the Investment Management Agreement.

Therefore, the Sponsor, ABL, and the Manager, may be deemed to control the Fund prior to the commencement of the Offering.

The Sponsor’s, ABL’s and the Manager’s address is 2101 Park Center Drive, Suite 200, Orlando, FL 32835.

The Fund anticipates that no one will be a control person once the Fund commences investment operations, and its shares are sold to the public. The officers and Trustees of the Fund as a group hold less than one percent of the Fund’s shares.

31.	Please revise the Section “Control Persons” under “Investment Advisory and Other Services” to state any persons that control the Manager, rather than control of the Fund. See Item 20.1(a) N-2.

Please see page A-15 of the Revised Registration Statement that has been revised as follows:

April 11, 2025

The Manager is a wholly owned subsidiary of Longevity Market Assets, LLC, a Delaware limited liability company formed in 2023, which is in turn a wholly-owned subsidiary of Abacus Global Management, Inc. Therefore, Abacus Global Management, Inc. is deemed to control the Manager.”

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.

Troutman Pepper Locke LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund